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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

August 11, 2004

Buhrmann NV
(Translation of Registrant's Name Into English)

Hoogoorddreef 62
1101 BE Amsterdam ZO
The Netherlands
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒        Form 40-F ☐

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐        No ☒

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

        Enclosure: Press Release dated August 11, 2004

Buhrmann NV
For more information,
please contact:
 Buhrmann Corporate Communications
Ewold de Bruijne
Telephone +31 (0)20 651 10 34
ewold.de.bruijne@buhrmann.com

Analysts/investors can contact:
 Buhrmann Investor Relations
Carl Hoyer
Telephone +31 (0)20 651 10 42
carl.hoyer@buhrmann.com

PRESS RELEASE

Date    11 August 2004
Number    014

BUHRMANN SECOND QUARTER 2004 NET PROFIT*
INCREASED TO EUR 36 MILLION (2003: EUR 7 MILLION)

    •     Organic sales up 1%

    •     Higher added value margins in all divisions

    •     Net profit* per share (fully diluted) up to EUR 0.18 in second quarter of 2004 from EUR 0.03 a year ago

KEY FIGURES

					Excluding Paper Merchanting
	Q2 2004	Q2 2003	Change in EUR	Change at constant rates	Q2 2004	Q2 2003	Change in EUR	Change at constant rates
	(X EUR million)
Net sales	1,421.6	2,135.6	-33.4%	-31.2%	1,421.6	1,477.0	-3.8%	-0.6%
EBITAE**	49.8	56.7	-12.1%	-9.2%	49.8	44.2	12.6%	16.6%
Net profit*	35.9	7.3
Net result	15.3	1.9
Net profit* per ordinary share (fully diluted) in euro	0.18	0.03

*
Net profit on ordinary operations before amortisation of goodwill and exceptional items

**
Earnings Before Interest, Tax, and Amortisation (of goodwill) and Exceptional items (see also remarks under Accounting Policies)

CEO's STATEMENT

        Commenting on second quarter performance, Buhrmann President and CEO Frans Koffrie said: "As a result of actions taken we are succeeding in generating higher added value margins in all divisions. Driven by our strategic initiatives, operating profit from our office products operations and overall net result have risen strongly. The overall performance of the European Division was still disappointing. Corporate Express Australia continued its strong sales and earnings performance. In North America, our largest market, the continued reduction of the Division's cost base, good margin management and productivity improvements gave rise to an 18% increase in operating profit at constant rates. This strengthens our financial position and confirms our strategy of delivering sustainable profitable growth."

LOOKING AHEAD

        While market conditions in North America are slowly improving, trading conditions in most of our major markets in Europe remain difficult.

        Measures to enhance added value margins, improve productivity, and reduce costs are yielding positive results. Going forward, we anticipate a growing proportion of higher margin private brand sales and volume growth from product lines that have recently been added to our offering.

        We have completed our warehouse consolidation programme, the bulk of systems integrations and major restructurings. As a result we now have in place a highly efficient logistical organisation and sophisticated infrastructure. Our operational leverage—the capability of handling larger order flows with our existing infrastructure—will boost our earnings once business volumes increase. To achieve this we will focus even more strongly on marketing and sales initiatives.

        After the successful refinancing of our debt portfolio, financing costs will be lower going forward. Excluding new funding initiatives, we expect financing costs excluding exceptional items to be within the range of EUR 65 million to EUR 70 million for 2004 (2003: EUR 161 million).

        We will continue to focus on cash generation and further debt reduction, maintaining a disciplined approach to working capital management. We reiterate our expectation that available cash flow for the full year will be positive.

HIGHLIGHTS SECOND QUARTER

  •
  Net sales amounted to EUR 1,422 million, with organic sales up 1% compared to the second quarter of 2003. Currency exchange rate movements had a negative effect of 3.2%.

  •
  As is reflected in the increase in operating profit (EBITAE) excluding Paper Merchanting to EUR 49.8 million, we are unlocking value primarily as a result of the successful marketing of our private brand product offering, the benefits of sourcing products in larger quantities from preferred suppliers, and productivity improvements.

  •
  The increase in net result includes a negative effect of EUR 9.2 million in total from the inclusion of exceptional items due to the debt restructuring, reduced costs of divestments, and the related tax effects.

  •
  In the second quarter we recorded a net tax benefit of EUR 6.9 million, which includes an EUR 8 million release of provisions after the finalisation of tax audits for the year 1997.

FINANCIAL CONSIDERATIONS

        At the current exchange rates, we expect amortisation of goodwill of about EUR 45 million, and depreciation of about EUR 85 million for the full year. The effective tax rate for 2004 on earnings before tax, amortisation of goodwill and exceptional items is expected to be below 10%. Capital expenditure will be no greater than EUR 75 million for 2004.

Note to editors

A live audio webcast of the conference call for analysts starting at 12.00 a.m. today can be heard via www.buhrmann.com within the investor relations section under "Conference Calls and Presentations". It is also possible to listen to the proceedings of the analyst conference call via telephone number: +31 (0)45 631 69 15
The analyst presentation is also available via www.buhrmann.com within the investor relations section under "Conference Calls and Presentations".	Financial calendar:
Publication of third quarter results 2004—10 November 2004
Publication of full year results 2004—9 February 2005
Annual General Meeting of Shareholders—14 April 2005
Publication of first quarter results 2005—3 May 2005

        INVESTOR INFORMATION—APPENDIX TO THE SECOND QUARTER 2004 EARNINGS PRESS RELEASE

STRONG CASH FLOW AND IMPROVED FINANCIAL STRUCTURE

        Available cash flow generated in the second quarter was EUR 67.5 million. Improved productivity and higher added value margins are reflected in a healthy EBITDA generation. Disciplined inventory and cash management contributed to the release of EUR 43.5 million of working capital. Average working capital as a percentage of sales (on rolling four quarter basis) improved to 9.8% from 11.0% a year ago.

        Interest cover (EBITDAE/cash interest) on a rolling four quarter basis improved to 3.2 times.

        Per 30 June, interest-bearing debt amounted to EUR 838.8 million. Interest-bearing debt as a percentage of equity was 54%.

        Action has been taken in recent quarters to optimise Buhrmann's capital structure. In addition to reducing the absolute debt level, we succeeded in lowering financing costs and extending the maturity of our debt portfolio. After obtaining a new senior credit facility and issuing convertible bonds in the fourth quarter of 2003, we successfully tendered in June for 12 1/4% Senior Subordinated Notes due 2009. In total, 87% of the holders tendered their bonds (USD 304 million). Following the tender offer we placed USD 150 million of new 8 1/4% Senior Subordinated Notes due in 2014. In addition, we have successfully negotiated an increase and repricing of our senior credit facility. The existing term loans B have been replaced by term loans C, while an additional USD 125 million was raised. The interest coupon throughout the pricing matrix for the term loans C has been set 25 basis points lower than was previously the case for term loans B. The ongoing effects will be reflected in the numbers as of the third quarter of this year.

EXCEPTIONAL ITEMS IN THE SECOND QUARTER

        A total amount of EUR 29.7 million of exceptional financing costs, before tax, was incurred in relation to the successful tender offer for the 12 1/4% Senior Subordinated Notes due 2009. Of this:

  •
  an amount of EUR 24 million was paid as premium to the holders of these notes

  •
  EUR 5 million relates to the (non-cash) write-off of capitalised financing fees, and

  •
  EUR 1 million of project expenses were incurred.

        The tax line includes an exceptional benefit of EUR 12 million related to the refinancing. In addition, we recorded a EUR 6 million tax benefit on the fiscal finalisation of the divestment of the Paper Merchanting Division.

        The gain recorded as "Exceptional other financial results" mainly relates to the release of contractual provisions for some other divestments.

REVIEW BY ACTIVITY

TOTAL OFFICE PRODUCTS OPERATIONS
(NORTH AMERICA, EUROPE & AUSTRALIA DIVISIONS)

	2nd quarter				January – June
	2004	2003	Change in EUR	Change at constant rates	2004	2003	Change in EUR	Change at constant rates
	(X EUR million)
Net sales	1,321.9	1,372.3	-3.7%	-0.2%	2,573.5	2,753.5	-6.5%	-0.6%
Added value	347.1	347.6	-0.2%	3.1%	690.1	721.9	-4.4%	1.7%
EBITAE*	56.3	51.5	9.5%	12.7%	113.9	102.6	11.0%	17.6%
Average capital employed	740.6	886.7	-14.5%	-10.4%	736.6	918.9	-16.9%	-12.1%
Ratios
Added value/net sales	26.3%	25.3%			26.8%	26.2%
EBITAE/net sales	4.3%	3.8%			4.4%	3.7%
EBITAE/average capital employed	30.4%	23.8%			29.8%	22.3%

*
Earnings before Interest, Tax, Amortisation (of goodwill) and Exceptional items (see also the remarks under Accounting Policies)

        Second quarter organic sales from our global office products operations were up 1%. eCommerce sales reached an annual run rate of EUR 1.8 billion. Added value increased by 3.1% at constant rates in the second quarter, marking a further improvement after the increase of 0.8% at constant rates in the first quarter of this year.

        We have made good progress with our strategic initiatives for driving sales and improving added value margins. Our sales volumes have benefited from our product range extension programme. Dedicated sales teams are successfully marketing a range of 3,600 facility products in North America. In addition, in May we have added 400 facility products to our existing offering in Europe. Our mid-market initiative has not yet contributed to the extent we had hoped for, but we are fine-tuning our dedicated sales model and are confident that this will yield results. We continue to be successful in the large and strategic account market segment, representing about 80% of our sales. Added value margins have benefited from the outstanding results of our private brand products sales and preferred supplier (global sourcing) programme.

        The number of employees in our global office products operations totalled 16,439 at the end of the second quarter of this year, versus 17,238 a year ago. Since organic sales levels were slightly up, this reduction marks realised productivity gains.

NORTH AMERICA DIVISION—
PROFITABLE GROWTH, PRODUCTIVITY GAINS DELIVERING VALUE

	2nd quarter				January – June
	2004	2003	Change in EUR	Change at constant rates	2004	2003	Change in EUR	Change at constant rates
	(X EUR million)
Net sales	962.3	1,014.2	-5.1%	0.3%	1,828.3	2,017.5	-9.4%	-0.2%
Added value	244.6	250.2	-2.2%	3.4%	481.1	525.6	-8.5%	1.1%
EBITAE*	44.2	39.5	12.0%	18.3%	87.2	82.4	5.8%	16.5%
Average capital employed	564.3	680.1	-17.0%	-11.3%	582.7	724.2	-19.5%	-13.0%
Ratios
Added value/net sales	25.4%	24.7%			26.3%	26.1%
EBITAE/net sales	4.6%	3.9%			4.8%	4.1%
EBITAE/average capital employed	31.4%	23.2%			29.9%	22.8%

*
Earnings before Interest, Tax, Amortisation (of goodwill) and Exceptional items (see also the remarks under Accounting Policies)

Note:
In the attachments you will find the key figures for the North American operations in U.S. dollars

        The North American office products operations are growing profitably, delivering value through further productivity gains and margin management activities. With solid growth in software sales, the division's organic second-quarter sales increased by 3%. Although organic sales in the segment of office supplies decreased by 1%, adjusted for the effect of the strong growth of private brand product sales, comparable sales increased by 1%.

        Overall added value as a percentage of sales increased to 25.4% in the second quarter of 2004, from 24.7% a year ago. Operating results increased by 18.3% at constant rates (12% in euros) to USD 53.3 million (second-quarter 2003: USD 45.0 million) driven by operational efficiencies, margin management efforts and conversion to private label and preferred suppliers. For the second year in a row, productivity increased at a double-digit rate with the business unit also achieving record levels of customer satisfaction.

        ASAP Software reported second quarter sales of EUR 242.0 million (USD 293.7 million), compared to EUR 246.2 million (USD 276.6 million) in 2003. Added value increased to EUR 21.8 million (USD 26.5 million), versus EUR 18.1 million (USD 20.5 million) a year ago. At constant rates added value increased by 27.8%. Operating result (EBITAE) increased to EUR 10.2 million (USD 12.4 million) in the second quarter of 2004 versus EUR 7.7 million (USD 8.7 million) in the second quarter of 2003.

EUROPE/AUSTRALIA DIVISION—
IMPROVED PERFORMANCE IN UK, ACTION TAKEN IN BENELUX AND GERMANY, AUSTRALIA PERFORMING WELL

	2nd quarter				January – June
	2004	2003	Change in EUR	Change at constant rates	2004	2003	Change in EUR	Change at constant rates
	(X EUR million)
Net sales	359.6	358.1	0.4%	-1.9%	745.2	736.1	1.2%	-1.8%
Added value	102.5	97.5	5.1%	2.6%	208.9	196.3	6.5%	3.3%
EBITAE*	12.1	12.0	0.9%	-5.8%	26.7	20.2	32.5%	22.4%
Average capital employed	176.3	186.6	-5.5%	-7.3%	180.9	194.7	-7.1%	-8.9%
Ratios
Added value/net sales	28.5%	27.2%			28.0%	26.7%
EBITAE/net sales	3.4%	3.3%			3.6%	2.7%
EBITAE/average capital employed	27.4%	25.7%			29.5%	20.7%

*
Earnings before Interest, Tax, Amortisation (of goodwill) and Exceptional items (see also the remarks under Accounting Policies)

        Combined sales from the office products Europe and Australia divisions were EUR 359.6 million in the second quarter of 2004 (2003: EUR 358.1 million). Organic sales in the Office Products Europe Division decreased, with significant differences in individual country sales performances. The Benelux operations discontinued unprofitable contracts with wholesale customers. The German operations continued their relatively strong competitive performance in the office supplies sector. Copier sales were markedly lower and we have to reorganise our German copier and document automation business by grouping these activities with our Veenman subsidiary, in order to replicate Veenman's successful sales and marketing model in the German market. The performance of the UK operations improved, benefiting from its recent reorganisation and new management. Smaller operations in other European countries have generally done well. The Office Products Europe Division lowered its cost base and further improved its efficiency.

        Corporate Express Australia continued its strong sales and earnings performance. The company improved its market share across all its businesses categories with the continued rollout of the single-source supply model to large, medium and small customers. Corporate Express Australia recently completed four acquisitions, comprising of three office products and one promotional marketing business.

Review First Half (separate numbers for Corporate Express Australia)

        Sales of the Office Products Europe Division for the first half of 2004 totalled EUR 458.6 million (2003: EUR 507.3 million). Organic sales decreased by 9% in Europe. Operating result (EBITA) of the European office products operations totalled a loss of EUR 0.8 million for the first half of this year (2003: EUR 0.8 million profit), which includes EUR 0.9 million of additional provisioning for vacant properties.

        Buhrmann recorded 16.5% higher sales in Australian dollars from Corporate Express Australia for the first six months of the year, totalling EUR 286.6 million (AUD 475.9 million) compared to EUR 228.8 million (AUD 409.9 million) for the first half of 2003. Operating result (EBITA) of Corporate Express Australia for the first half totalled EUR 27.5 million (AUD 45.7 million) versus EUR 19.4 million (AUD 34.7 million) a year ago.

GRAPHIC SYSTEMS

	2nd quarter			January – June
	2004	2003	Change in EUR	2004	2003	Change in EUR
	(X EUR million)
Net sales	99.7	104.7	-4.8%	196.4	166.8	17.7%
Added value	23.1	23.4	-1.2%	46.9	38.9	20.6%
EBITAE*	-1.9	-1.7	-9.5%	-2.5	-10.6	76.7%
Average capital employed	127.2	131.1	-3.0%	126.8	131.3	-3.4%
Ratios
Added value/net sales	23.2%	22.3%		23.9%	23.3%
EBITAE/net sales	-1.9%	-1.6%		-1.3%	-6.4%
EBITAE/average capital employed	-5.9%	-5.2%		-3.9%	-16.2%

*
Earnings before Interest, Tax, Amortisation (of goodwill) and Exceptional items (see also the remarks under Accounting Policies)

        Second quarter sales of the Graphic Systems division were EUR 99.7 million, compared to EUR 104.7 million a year ago. Operating result for the second quarter of 2004 was a loss of EUR 1.9 million (second quarter 2003: loss of EUR 1.7 million), which includes restructuring costs of EUR 2.0 million. Realised efficiency gains and a further shift in the sales mix towards "triple S" sales (Services, Supplies, and Spare Parts) contributed to the increase in added value margin. The implementation of new integrated planning and supply chain management systems is helping to improve capacity utilisation of service engineers. Sales income from "triple S" activities now covers 61% of the Division's fixed costs. Increasing advertising spending seems to signal a modest improvement in market circumstances. The order intake in the second quarter of this year has developed favourably, following the DRUPA trade fair in May. The positive earnings impact of this order intake will materialise gradually following the installation of newly sold machines.

HOLDINGS

        Second quarter operating result (EBITAE) reported under "Holdings" was EUR 4.6 million negative (second quarter 2003: EUR 5.6 million negative).

OTHER INFORMATION

Safe Harbour Statement

        Statements included in this press release which are not historical facts are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward-looking statements are made based upon management's expectations and beliefs concerning future events impacting Buhrmann and therefore involve a number of uncertainties and risks, including, but not limited to industry conditions, changes in product supply, pricing and customer demand, competition, risks in integrating new businesses, currency fluctuations and the other risks described from time to time in the Company's filings with the US Securities and Exchange Commission, including the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 21, 2004. As a result, the actual results of operations or financial conditions of the Company could differ materially from those expressed or implied in such forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.

Accounting policies

  •
  Exceptional items—during the course of a year, certain events take place that may be viewed as part of a company's normal business operations. These events however, have unique characteristics that set them apart from the company's standard day-to-day operations, these events may be so infrequent and of such a size that reporting them as exceptional items provides the opportunity to give a more operationally oriented view on the results of the business. Other events, such as restructurings are so large and impact the company's operations and cost structure so significantly, that reporting them as exceptional items aims to clarify the effect of these decisions on the results of operations. In order to increase transparency these events have been separately disclosed as exceptional results

  •
  Revenue recognition (for equipment sales of the Graphic Systems Division)—Following the release of the new Guideline for Annual Reporting on Revenue Recognition (270.2) from 2003 onwards the equipment sales are recorded after installation, instead of at delivery.

  •
  Organic growth rates exclude all factors that disturb a like-for-like comparison, such as: currency exchange rate movements, acquisitions, divestments, variations in the number of working days, the change- to a commission-based model at our ASAP Software subsidiary, and the change in the sales recognition of the Graphic Systems Division

  •
  Non-GAAP measures: Figures are often presented before exceptional items and where applicable before amortisation and impairment of goodwill. These figures are regarded by Buhrmann as key performance indicators increasing the transparency of the reporting.

        The figures included in this report were not audited by the external accountant.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	2nd quarter			January – June
	2004	2003	change	2004	2003	change
Net sales	1,421.6	2,135.6	(33.4%)	2,769.9	4,289.2	(35.4%)
Cost of sales	(1,051.4)	(1,658.8)	(36.6%)	(2,032.9)	(3,310.3)	(38.6%)

Added value	370.2	476.9	(22.4%)	736.9	979.0	(24.7%)
Operating costs	(299.1)	(395.1)	(24.3%)	(594.1)	(818.1)	(27.4%)
Exceptional operating results*	—	—		—	55.9

EBITDA	71.1	81.7	(13.0%)	142.8	216.8	(34.2%)
Depreciation	(21.2)	(25.0)	(15.1%)	(41.6)	(52.9)	(21.4%)

EBITA	49.8	56.7	(12.1%)	101.2	163.9	(38.3%)
Amortisation of goodwill	(11.4)	(12.7)	(10.6%)	(22.5)	(26.1)	(13.8%)

Operating result (EBIT)	38.5	44.0	(12.6%)	78.7	137.8	(42.9%)
Net financing costs	(16.3)	(44.4)		(36.4)	(91.2)
Exceptional financing costs	(29.7)	—		(29.7)	—

Result on ordinary operations before tax	(7.6)	(0.4)		12.5	46.6
Taxes	6.9	(1.3)		5.1	1.4
Exceptional tax items	17.6	—		17.6	30.0
Other financial results	—	—		(0.1)	—
Exceptional other financial results	2.9	7.3 *		2.9	7.3 *
Minority interests	(4.5)	(3.7)		(8.2)	(5.8)

Net result on ordinary operations	15.3	1.9	716.7%	29.8	79.5	(62.5%)
Extraordinary result net	—	—		—	—

Net result	15.3	1.9	716.0%	29.8	79.5	(62.5%)

Net profit on ordinary operations before amortisation of goodwill	26.7	14.6	82.5%	52.3	105.6	(50.5%)

Net profit on ordinary operations before amortisation of goodwill and exceptional items	35.9	7.3	390.4%	61.6	12.4	395.3%

Ratios
Added value as a % of net sales	26.0%	22.3%		26.6%	22.8%
EBITDA as a % of net sales	5.0%	3.8%		5.2%	5.1%
EBITA as a % of net sales	3.5%	2.7%		3.7%	3.8%
EBIT as a % of net sales	2.7%	2.1%		2.8%	3.2%
Ratios, excluding exceptional operating costs/income ("E")
Added value as a % of net sales	26.0%	22.3%		26.6%	22.8%
EBITDAE as a % of net sales	5.0%	3.8%		5.2%	3.8%
EBITAE as a % of net sales	3.5%	2.7%		3.7%	2.5%
EBITE as a % of net sales	2.7%	2.1%		2.8%	1.9%

*
In Q2 2003 the pre-tax profit on the divestment of DocVision was initially taken up as an exceptional operating result, affecting EBITA. In Q4 2003 this has been reclassificied to "Exceptional other financial results", which has now been reflected in the comparable numbers.

NET RESULT PER SHARE FULLY DILUTED

	2nd quarter		January – June
	2004	2003	2004	2003
	(in millions of euro)
Net result from ordinary operations	15.3	1.9	29.8	79.5
Interest convertible bond	0.6	—	1.2	—
Dividend preference shares A	(2.8)	(2.8)	(5.6)	(5.6)

Net result on ordinary operations for ordinary shares	13.1	(0.9)	25.4	73.9
Add back: amortisation of goodwill	11.4	12.7	22.5	26.1

Total (before amortisation of goodwill)	24.5	11.8	47.9	100.1
Average number of ordinary shares basic (× 1,000)	136,880	134,145	136,523	133,129
Options	921	252	921	252
Conversion preference shares C	36,763	23,806	36,763	23,806
Convertible bond	13,669	—	13,669	—

Average number of ordinary shares fully diluted (× 1,000)	188,233	158,203	187,876	157,187
Per ordinary share (in euro)
Net result from ordinary operations available to holders of ordinary shares before amortisation of goodwill	0.13	0.07	0.26	0.64
Net result from ordinary operations available to holders of ordinary shares before amortisation of goodwill and exceptionals	0.18	0.03	0.30	0.04

CONSOLIDATED CASH FLOW STATEMENT

	2nd quarter		January – June
	2004	2003	2004	2003
	(in millions of euro)
EBITDA	71.1	81.7	142.8	216.8
Additions to/(release of) provisions	0.1	1.2	1.1	5.0

Operating result on a cash basis	71.2	82.9	143.8	221.8
(Increase)/decrease in inventories	7.5	15.7	35.7	9.5
(Increase)/decrease in trade receivables	(54.7)	(22.6)	(11.6)	96.6
Increase/(decrease) in trade creditors	113.5	68.7	(44.7)	(95.2)
(Increase)/decrease in other receivables and liabilities	(22.9)	(17.0)	22.8	24.6

(Increase)/decrease in working capital	43.5	44.8	2.2	35.5
Financial payments	(20.5)	(36.1)	(37.8)	(65.8)
Tax payments	(5.9)	(3.6)	(12.8)	(9.2)
Other operational payments	(3.7)	(17.1)	(11.4)	(33.3)

Cash flow from operational activities	84.7	70.9	84.0	149.0
Investments in tangible fixed assets	(13.3)	(22.3)	(28.4)	(40.3)
Acquisitions, integration and divestments	(3.9)	0.7	(15.5)	(1.3)

Available cash flow	67.5	49.3	40.2	107.4
Cash flow from financing activities	(15.7)	(61.2)	(24.8)	(72.8)

Net cash flow	51.8	(11.9)	15.4	34.6

`

CONSOLIDATED BALANCE SHEET

	30 June		31 December
	2004	2003	2003
	(in millions of euro)
Fixed assets	2,203.6	2,707.1	2,172.1
Current assets, inventories of trade goods	393.5	646.4	423.0
Current assets, trade receivables	764.9	1,355.6	736.2
Current assets, other receivables	191.4	246.7	199.8
Cash	158.2	53.6	145.4

Total assets	3,711.6	5,009.4	3,676.5
Group equity
Shareholders' equity	1,497.1	1,783.8	1,436.5
Other group equity	49.7	46.1	48.2

	1,546.8	1,829.9	1,484.7
Provisions	268.2	304.9	274.3
Long-term loans	966.4	1,472.9	948.7
Current liabilities, interest bearing	30.6	128.2	33.0
Current liabilities, trade creditors	610.1	926.3	643.6
Current liabilities, other not interest bearing	289.5	347.1	292.0

Total liabilities	3,711.6	5,009.4	3,676.5
Working capital	486.3	1,026.4	471.5
Capital employed	2,204.1	3,260.2	2,206.4
Interest-bearing net-debt	838.8	1,547.6	836.3

FINANCIAL RATIOS

	30 June		31 December
	2004	2003	2003
	(in millions of euro)
Interest cover (EBITDAE/Cash interest) 4 quarterly rolling	3.2	2.2	2.2
Interest cover (EBITDA/Cash interest) 4 quarterly rolling	3.1	2.6	2.6
Group equity in % of total assets	41.7%	36.5%	40.4%
Interest-bearing debt in % of group equity	54.2%	84.6%	56.3%

EQUITY PER SHARE

	30 June		31 December
	2004	2003	2003
	(in millions of euro)
Basic number of ordinary shares outstanding (× 1,000)	137,595	136,177	136,177
Basic shareholders' equity per share (in euro)	6.38	8.72	6.09
Fully diluted number of ordinary shares outstanding (× 1,000)	188,949	159,910	186,155
Fully diluted shareholders' equity per share (in euro)	7.57	10.02	7.36

EQUITY RECONCILIATION

	30 June		31 December
	2004	2003	2003
	(in millions of euro)
Shareholders' equity at the start of the reporting period	1,436	1,769	1,769
Net result year to date	30	79	(132)
Dividend ordinary shares for 2002	—	(4)	(4)
Dividend ordinary shares for 2003	(4)	—	—
Net proceeds issue ordinary shares	5	6	6
Accrual dividend preference shares A 2003	—	—	(11)
Translation differences	30	(66)	(192)

Shareholders' equity at the end of the reporting period	1,497	1,784	1,436

FIGURES PER DIVISION
NET SALES

	2nd quarter			January–June
	2004	2003	change	2004	2003	change
	(in millions of euro)
Office Products North America	962.3	1,014.2	(5.1%)	1,828.3	2,017.5	(9.4%)
Office Products Europe/Australia	359.6	358.1	0.4%	745.2	736.1	1.2%
Graphic Systems	99.7	104.7	(4.8%)	196.4	166.8	17.7%

Buhrmann excluding Paper Merchanting	1,421.6	1,477.0	(3.8%)	2,769.9	2,920.3	(5.2%)
Paper Merchanting	—	658.6		—	1,368.9	(100.0%)

Buhrmann	1,421.6	2,135.6	(33.4%)	2,769.9	4,289.2	(35.4%)

ADDED VALUE

	2nd quarter			January–June
	2004	2003	change	2004	2003	change
	(in millions of euro)
Office Products North America	244.6	250.2	(2.2%)	481.1	525.6	(8.5%)
Office Products Europe/Australia	102.5	97.5	5.1%	208.9	196.3	6.5%
Graphic Systems	23.1	23.4	(1.2%)	46.9	38.9	20.6%

Buhrmann excluding Paper Merchanting	370.2	371.0	(0.2%)	736.9	760.8	(3.1%)
Paper Merchanting	—	105.8		—	218.2	(100.0%)

Buhrmann	370.2	476.9	(22.4%)	736.9	979.0	(24.7%)

ADDED VALUE as a % of NET SALES

	2nd quarter		January–June
	2004	2003	2004	2003
Office Products North America	25.4%	24.7%	26.3%	26.1%
Office Products Europe/Australia	28.5%	27.2%	28.0%	26.7%
Graphic Systems	23.2%	22.3%	23.9%	23.3%
Buhrmann excluding Paper Merchanting	26.0%	25.1%	26.6%	26.1%
Paper Merchanting	—	16.1%	—	15.9%
Buhrmann	26.0%	22.3%	26.6%	22.8%

OPERATING RESULT (EBITAE/EBIT)

	2nd quarter		January–June
	2004	2003	2004	2003
	(in millions of euro)
Office Products North America	44.2	39.5	87.2	82.4
Office Products Europe/Australia	12.1	12.0	26.7	20.2
Graphic Systems	(1.9)	(1.7)	(2.5)	(10.6)
Holdings	(4.6)	(5.6)	(10.3)	(11.2)

Buhrmann excluding Paper Merchanting	49.8	44.2	101.2	80.8
Paper Merchanting	—	12.5	—	27.2

EBITAE	49.8	56.7	101.2	108.0
Exceptionals	—	—	—	55.9
Goodwill	(11.4)	(12.7)	(22.5)	(26.1)

EBIT	38.5	44.0	78.7	137.8

ROS—% (EBITAE/EBITE as a % of net sales)

	2nd quarter		January–June
	2004	2003	2004	2003
Office Products North America	4.6%	3.9%	4.8%	4.1%
Office Products Europe/Australia	3.3%	3.3%	3.6%	2.7%
Graphic Systems	(1.9%)	(1.6%)	(1.3%)	(6.4%)
Holding EBITA as a % of Buhrmann's total net sales	—	—	—	—
Buhrmann excluding Paper Merchanting	3.5%	3.0%	3.7%	2.8%
Paper Merchanting	—	1.9%	—	2.0%
Buhrmann before amortisation of goodwill (EBITAE)	3.5%	2.6%	3.6%	2.5%
Buhrmann after amortisation of goodwill (EBITE)	2.7%	2.1%	2.8%	1.9%

OFFICE PRODUCTS NORTH AMERICA

	2nd quarter			January–June
	2004	2003	change	2004	2003	change
	(in millions of dollar)
Net Sales	1,161.5	1,151.7	0.9%	2,244.6	2,228.3	0.7%
Added value	294.9	285.0	3.5%	590.7	580.5	1.8%
Operating result excluding exceptionals (EBITAE)	53.3	45.0	18.6%	107.1	91.1	17.6%
Average capital employed, excluding goodwill	684.4	769.0		684.4	769.0

AVERAGE CAPITAL EMPLOYED

	2nd quarter		January–June
	2004	2003	2004	2003
	(in millions of euro)
Office Products North America	564.3	680.1	582.7	724.2
Office Products Europe / Australia	176.3	186.6	180.9	194.7
Graphic Systems	127.2	131.1	126.8	131.3
Other activities and holdings	6.4	25.4	4.1	24.9

Buhrmann excluding Paper Merchanting	874.2	1,023.3	894.5	1,075.1
Paper Merchanting	—	602.4	—	614.4

Buhrmann, excluding goodwill	874.2	1,625.7	894.5	1,689.6
Goodwill	1,411.5	1,686.6	1,407.5	1,719.3

Buhrmann, including goodwill	2,285.7	3,312.3	2,302.0	3,408.9

ROCE in %

	2nd quarter		January–June
	2004	2003	2004	2003
Office Products North America	31.4%	23.2%	29.9%	22.8%
Office Products Europe/Australia	27.4%	25.7%	29.5%	20.7%
Graphic Systems	(5.9%)	(5.2%)	(3.9%)	(16.1%)
Buhrmann excluding Paper Merchanting	22.8%	17.3%	22.6%	15.0%
Paper Merchanting	—	8.3%	—	8.8%
Buhrmann, excluding goodwill and exceptionals	22.8%	14.0%	22.6%	12.8%
Buhrmann, including goodwill and exceptionals	6.7%	6.2%	6.8%	8.5%

ORGANIC GROWTH OF SALES

	2nd quarter		January–June
	2004	2003	2004	2003
Office Products North America	3%	(4%)	2%	(2%)
Office Products Europe/Australia	(4%)	(5%)	(3%)	(4%)
Graphic Systems	(5%)	(13%)	8%	(18%)
Buhrmann excluding Paper Merchanting	1%	(5%)	1%	(4%)
Paper Merchanting	—	(8%)	—	(7%)

Buhrmann	1%	(6%)	1%	(5%)

NUMBER OF EMPLOYEES

	30 June		31 December
	2004	2003	2003
Office Products North America	10,466	11,383	10,775
Office Products Europe/Australia	5,973	5,855	5,873
Graphic Systems	1,081	1,129	1,114
Holdings	70	69	70

Buhrmann excluding Paper Merchanting	17,590	18,436	17,832
Paper Merchanting	—	5,227	—

Buhrmann	17,590	23,663	17,832

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	2004		2003				2002
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	(in millions of euros)
Net sales	1,421.6	1,348.2	1,710.0	2,053.3	2,135.6	2,153.6	2,424.5	2,408.9	2,567.5
Cost of sales	(1,051.4)	(981.5)	(1,298.2)	(1,584.7)	(1,658.8)	(1,651.5)	(1,884.4)	(1,880.4)	(1,988.8)
Exceptional cost of sales	—	—	(4.8)	—	—	—	—	—	—

Added value	370.2	366.8	407.0	468.6	476.9	502.1	540.1	528.5	578.7
Operating costs	(299.1)	(295.1)	(322.5)	(389.2)	(395.1)	(422.9)	(428.7)	(432.7)	(460.7)
Exceptional operating costs*	—	—	(0.9)	0.6	—	55.9	0.1	—	—

EBITDA	71.1	71.7	83.7	80.0	81.7	135.1	111.4	95.8	118.0
Depreciation	(21.2)	(20.4)	(24.7)	(27.0)	(25.0)	(27.9)	(28.4)	(27.6)	(28.0)

EBITA	49.8	51.3	59.0	53.0	56.7	107.2	83.0	68.2	90.0
Amortisation of goodwill	(11.4)	(11.1)	(12.6)	(12.9)	(12.7)	(13.4)	(16.6)	(16.7)	(17.8)
Impairment of goodwill	—	—	(53.4)	—	—	—	(573.4)	—	—

Operating result (EBIT)	38.5	40.2	(7.0)	40.1	44.0	93.8	(507.0)	51.4	72.2
Net financing costs	(16.3)	(20.1)	(28.3)	(41.4)	(44.4)	(46.8)	(41.9)	(48.9)	(57.8)
Exceptional financing costs	(29.7)	—	(96.4)	—	—	—	—	—	—

Result on ordinary operations before tax	(7.6)	20.1	(131.8)	(1.3)	(0.4)	47.0	(548.8)	2.5	14.5
Taxes	6.9	(1.8)	(8.1)	(1.5)	(1.3)	2.7	1.9	(1.7)	(6.5)
Exceptional tax items	17.6	—	45.8	—	—	30.0	—	—	—
Other financial results	—	(0.1)	(0.1)	0.6	—	—	3.0	0.2	12.6
Exceptional other financial results*	2.9	—	(109.6)	—	7.3	—	—	—	—
Minority interests	(4.5)	(3.6)	(3.6)	(4.0)	(3.7)	(2.1)	(2.7)	(3.3)	(3.7)
Exceptional minority interests	—	—	1.8	—	—	—	—	—	—

Net result on ordinary operations	15.3	14.5	(205.6)	(6.1)	1.9	77.7	(546.7)	(2.3)	17.0
Extraordinary result net	—	—	—	—	—	—	(74.3)	—	—

Net result	15.3	14.5	(205.6)	(6.1)	1.9	77.7	(621.0)	(2.3)	17.0

Net result on ordinary operations before amortisation of goodwill (Cash earnings)	26.7	25.7	(139.6)	6.8	14.6	91.0	43.3	14.4	34.8

RATIOS
Added value as a % of net sales	26.0%	27.2%	24.1%	22.8%	22.3%	23.3%	22.3%	21.9%	22.5%
EBITDAE as a % of net sales	5.0%	5.3%	5.2%	3.9%	3.8%	3.7%	4.6%	4.0%	4.6%
EBITAE as a % of net sales	3.5%	3.8%	3.8%	2.6%	2.7%	2.4%	3.4%	2.8%	3.5%
EBITE as a % of net sales	2.7%	3.0%	3.0%	1.9%	2.1%	1.8%	2.7%	2.1%	2.8%

FIGURES PER DIVISION NET SALES

	2004		2003				2002
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	(in millions of euros)
Office Products North America	962.3	866.0	965.9	955.3	1,014.2	1,003.3	1,142.6	1,203.5	1,313.8
Office Products Europe/Australia	359.6	385.6	385.6	357.1	358.1	378.0	384.0	370.2	390.0
Graphic Systems	99.7	96.7	109.9	91.8	104.7	62.1	166.5	109.3	112.9

Buhrmann excluding Paper Merchanting	1,421.6	1,348.2	1,461.4	1,404.2	1,477.0	1,443.3	1,693.1	1,683.0	1,816.7
Paper Merchanting	—	—	248.7	649.1	658.6	710.3	731.4	725.9	750.7

Buhrmann	1,421.6	1,348.2	1,710.0	2,053.3	2,135.6	2,153.6	2,424.5	2,408.9	2,567.5

*
In Q2 2003 the pre-tax profit on the divestment of DocVision was initially taken up as an exceptional operating result, affecting EBITA. In Q4 2003 this has been reclassificied to "Exceptional other financial results", which has now been reflected in the comparable numbers.

OPERATING RESULT (EBITAE/EBIT)

	2004		2003				2002
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	(in millions of euros)
Office Products North America	44.2	43.0	38.7	37.8	39.5	43.0	24.2	40.9	61.0
Office Products Europe/Australia	12.1	14.6	15.2	9.4	12.0	8.2	18.7	17.3	12.9
Graphic Systems	(1.9)	(0.6)	1.1	(2.5)	(1.7)	(8.9)	17.3	2.0	3.1
Holdings	(4.6)	(5.7)	0.5	(5.2)	(5.6)	(5.6)	0.3	(6.4)	(5.5)

Buhrmann excluding Paper Merchanting	49.8	51.3	55.6	39.6	44.2	36.6	60.5	53.8	71.6
Paper Merchanting	—	—	9.1	12.9	12.5	14.6	21.7	14.7	18.3

EBITAE	49.8	51.3	64.7	52.6	56.7	51.2	82.3	68.5	89.8
Exceptionals	—	—	(13.0)	0.6	—	55.9	0.1	—	—
Goodwill	(11.4)	(11.1)	(66.0)	(12.9)	(12.7)	(13.4)	(590.0)	(16.7)	(17.8)

EBIT	38.5	40.2	(14.3)	40.1	44.0	93.8	(507.0)	51.4	72.2

AVERAGE CAPITAL EMPLOYED

	2004		2003				2002
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	(in millions of euros)
Office Products North America	564.3	598.5	621.1	637.6	680.1	767.6	839.2	870.1	972.1
Office Products Europe/Australia	176.3	186.4	183.1	187.1	186.6	202.2	212.1	212.0	207.8
Graphic Systems	127.2	128.0	117.4	126.6	131.1	132.8	120.5	120.7	123.3
Other activities and holdings	6.4	1.0	7.1	20.6	25.4	23.7	26.6	24.2	17.7

Buhrmann excluding Paper Merchanting	874.2	913.9	928.7	971.9	1,023.3	1,126.4	1,198.4	1,226.9	1,320.9
Paper Merchanting	—	—	203.9	602.9	602.4	622.0	670.9	689.6	687.0
Buhrmann, excluding goodwill	874.2	913.9	1,132.6	1,574.8	1,625.7	1,748.4	1,869.2	1,916.6	2,007.9

Goodwill	1,411.5	1,409.4	1,533.0	1,682.6	1,686.6	1,755.3	2,265.8	2,447.3	2,578.7
Buhrmann, including goodwill	2,285.7	2,323.3	2,665.6	3,257.4	3,312.3	3,503.7	4,135.0	4,363.9	4,586.6

ROCE

	2004		2003				2002
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	(in %)
Office Products North America	31.4%	28.7%	24.9%	23.7%	23.2%	22.4%	11.6%	18.8%	25.1%
Office Products Europe / Australia	27.4%	31.4%	33.3%	20.1%	25.7%	16.2%	35.2%	32.6%	24.9%
Graphic Systems	(5.9%)	(1.9%)	3.9%	(7.7%)	(5.2%)	(26.9%)	57.5%	6.5%	10.2%
Buhrmann excluding Paper Merchanting	22.8%	22.5%	23.9%	16.3%	17.3%	13.0%	20.2%	17.5%	21.7%
Paper Merchanting	—	—	17.8%	8.6%	8.3%	9.4%	13.0%	8.6%	10.6%
Buhrmann, excluding goodwill and expceptionals	22.8%	22.5%	22.8%	13.3%	14.0%	11.7%	17.6%	14.3%	17.9%
Buhrmann, including goodwill	6.7%	6.9%	(2.1%)	4.9%	6.2%	10.7%	(49.0%)	4.7%	6.3%

NET RESULT PER SHARE FULLY DILUTED

	2004		2003				2002
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Per ordinary share in euros
Net result from ordinary operations available to holders of ordinary shares before amortisation of goodwill	0.13	0.13	(0.76)	0.03	0.07	0.57	0.26	0.08	0.21

CONSOLIDATED CASH FLOW STATEMENT

	2004		2003				2002
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	(in millions of euros)
EBITDA	71	72	76	80	89	135	111	96	118
Additions to/(release of) provisions	—	1	(10)	5	1	4	5	—	1

Operating result on a cash basis	71	73	66	85	90	139	116	96	119
(Increase)/decrease in inventories	8	28	(26)	16	16	(6)	30	(16)	5
(Increase)/decrease in trade receivables	(55)	43	(45)	56	(23)	119	28	125	(52)
Increase/(decrease) in trade creditors	114	(158)	126	(74)	69	(164)	73	(120)	149
(Increase)/decrease in other receivables and liabilities	(23)	46	(39)	31	(17)	42	(36)	26	(16)

(Increase)/decrease in working capital	43	(41)	16	30	45	(9)	95	15	86
Financial payments	(26)	(24)	(22)	(41)	(40)	(36)	(49)	(46)	(56)
Other operational payments	(4)	(8)	(9)	(15)	(17)	(11)	(20)	(12)	(11)

Cash flow from operational activities	85	1	51	59	78	83	142	53	138
Investments in tangible fixed assets	(13)	(15)	(19)	(20)	(22)	(18)	(30)	(16)	(30)
Acquisitions, integration and divestments	(4)	(12)	629	(6)	1	(7)	(5)	(11)	43

Available cash flow	67	(27)	661	33	57	58	107	26	151
Cash flow from financing activities	(16)	(9)	(574)	(26)	(61)	(12)	(145)	60	(157)

Net cash flow	52	(36)	87	7	(4)	46	(38)	86	(6)

ORGANIC GROWTH OF SALES

	2004		2003				2002
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	(in %)
Office Products North America	3%	2%	2%	(9%)	(4%)	1%	(3%)	3%	0%
Office Products Europe/Australia	(4%)	(2%)	0%	(4%)	(5%)	(4%)	(4%)	(5%)	1%
Graphic Systems	(5%)	27%	(24%)	(12%)	(13%)	(25%)	(10%)	(7%)	(18%)
Buhrmann excluding Paper Merchanting	1%	2%	(1%)	(8%)	(5%)	(2%)	(3%)	0%	(1%)
Paper Merchanting	—	—	(4%)	(7%)	(8%)	(7%)	(5%)	(3%)	(3%)

Buhrmann	1%	2%	(2%)	(8%)	(6%)	(4%)	(4%)	0%	(2%)

EXCHANGE RATES

	2004		2003				2002
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Euro versus US$, average rate	$1.21	$1.25	$1.19	$1.12	$1.14	$1.07	$1.01	$0.99	$0.92
Euro versus US$, end rate	$1.22	$1.22	$1.26	$1.17	$1.14	$1.09	$1.05	$0.96	$1.00

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BUHRMANN NV
	By:	/s/ F.H.J. KOFFRIE Member Executive Board
	By:	/s/ H. VAN DER KOOIJ Company Secretary
Date: August 11, 2004

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